August 13, 2009

VIA EDGAR AND UPS OVERNIGHT COURIER

Mr. Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Quicksilver Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 3, 2009 Response letter dated July 2, 2009 File No. 1-14837

Dear Mr. White:

This memorandum sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 4, 2009 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

In those instances in which we believe that it would be appropriate to include revised or additional disclosure in our future filings in response to the Staff’s comments, we have included our proposals with respect to such additional disclosure (indicated by underlining) in this document.

Form 10-K for the fiscal year ended December 31, 2008 as amended

Engineering Comments

1.
We have reviewed your response to prior comment four of our letter dated June 22, 2009.  We requested you provide for all Barnett Shale wells drilled in 2008 their pre-drill and post-drill reserves estimates, not the average for all wells.  In addition, we requested the pre-drill reserve estimate for all new proved undeveloped Barnett Shale locations booked for the first time at December 31, 2008.  We re-issue prior comment four of our letter dated June 22, 2009 and also please note for each well or location if it is a north or south location.

Response:  Please find the requested information below.  The first table provides information about the 52 wells drilled in 2008 that we recognized as Barnett Shale PUD locations at December 31, 2007, showing their estimated proved reserves at December 31, 2007 (pre-drill), 2008 (post-drill using 2007 pricing) and 2008 (post-drill using 2008 pricing).  The information about these wells includes an indication as to whether each was in the northern or southern portion of the Barnett Shale.  In addition, the reserves for 2008 include the actual production from the wells during 2008.  The second table shows each of the 146 Barnett Shale PUD locations that we recognized for the first time during 2008 based upon 2008 drilling activity.  For each of these 146 locations, we have provided their estimated proved reserves at December 31, 2008 and an indication whether each is in the northern or southern portion of the Barnett Shale.

Mr. Chris White
August 13, 2009

TABLE 1 - 2007 PUD LOCATIONS DRILLED IN 2008
		12/31/07 PRE-DRILL RESERVES		12/31/08 POST-DRILL RESERVES		12/31/2008 USING 12/31/07 PRICES
	LOCATION	8/8ths Bcfe	Net KWK Bcfe	8/8ths Bcfe	Net KWK Bcfe	8/8ths Bcfe	Net KWK Bcfe	North/South
1	BOSWELL 7H	1.591	0.895	1.888	1.062	2.003	1.126	North
2	CAROLYN TEICH 1H	2.008	0.075	3.761	0.138	4.055	0.149	South
3	CAROLYN TEICH 2H	2.008	0.075	2.999	0.110	3.295	0.121	South
4	CAROLYN TEICH 3H	2.008	0.075	2.063	0.076	2.370	0.087	South
5	CAROLYN TEICH 6H	2.008	0.075	1.659	0.061	1.974	0.072	South
6	CAROLYN TEICH 8H	2.008	0.075	1.138	0.042	1.448	0.053	South
7	DEBORAH LOU 2H	5.256	4.205	3.455	2.790	3.681	2.973	South
8	DEBORAH LOU 5H	5.256	4.380	2.358	1.904	2.613	2.110	South
9	DEBORAH LOU 6H	5.256	4.205	3.792	3.062	3.995	3.226	South
10	RODRIGO-JAKE O KINNARD 2H	2.619	2.096	3.217	2.569	3.507	2.801	South
11	RADAR 4H	1.659	0.669	1.178	0.943	1.455	1.164	South
12	SILVER BULLET 6H	3.635	2.908	1.196	0.907	1.497	1.135	South
13	HOT LIPS 3H	3.047	2.438	2.062	1.667	2.352	1.901	South
14	RODRIGO-JAKE O KINNARD 3H	2.619	2.096	1.237	0.988	1.556	1.242	South
15	KEITH RANDLE ESTATE 1H	3.662	2.929	3.166	2.533	3.432	2.745	South
16	RALPH WIGGUM 12H	3.047	2.437	1.346	1.073	1.631	1.301	South
17	GIBBS 4H	3.048	2.438	1.332	1.069	1.629	1.307	South
18	MARY ANN 4H	3.594	2.875	1.136	0.909	1.441	1.153	South
19	GIBBS 3H	3.014	2.411	2.355	1.889	2.642	2.120	South
20	PRICE UNIT 1H	5.257	4.048	2.951	2.272	3.235	2.491	South
21	SHIPLEY UNIT 2H	2.619	2.096	2.099	1.672	2.362	1.881	South
22	SATCHMO 3H	3.044	2.435	1.985	1.573	2.306	1.828	South
23	RODRIGO-JAKE O KINNARD 1H	2.619	2.096	1.069	0.854	1.391	1.110	South
24	APU 5H	3.035	2.428	2.742	2.194	3.009	2.407	South
25	APU 6H	3.041	2.433	2.396	1.917	2.663	2.130	South
26	APU 7H	3.037	2.429	1.235	0.988	1.515	1.212	South
27	SATCHMO 4H	3.047	2.438	2.200	1.744	2.513	1.992	South
28	STATION BRANCH RANCH 10H	5.253	4.202	2.057	1.594	2.308	1.789	South
29	STATION BRANCH RANCH 11H	5.254	4.379	3.216	2.493	3.468	2.688	South
30	STATION BRANCH RANCH 1H	5.780	4.624	2.832	2.196	3.093	2.398	South
31	STATION BRANCH RANCH 6H	5.780	4.624	2.994	2.321	3.246	2.516	South
32	STATION BRANCH RANCH 7H	5.780	4.817	3.705	2.872	3.923	3.041	South
33	STATION BRANCH RANCH 8H	5.254	4.203	1.604	1.243	1.857	1.440	South
34	STATION BRANCH RANCH 9H	5.254	4.379	2.646	2.051	2.897	2.246	South
35	WILLIAMS-FINN 4H	4.205	3.364	1.980	1.526	2.285	1.760	South
36	WILLIAMS-FINN 5H	4.205	3.364	1.031	0.795	1.357	1.046	South
37	BOSWELL 13H	1.592	0.896	2.935	1.650	3.048	1.713	North
38	BOSWELL 6H	3.983	2.240	5.500	3.092	5.611	3.154	North
39	BYRL HAYWORTH 1H	3.130	2.504	2.992	2.394	3.261	2.608	South
40	BROWN-EYED GIRL 2H	3.133	2.506	3.139	1.545	3.413	1.680	South
41	BROWN-EYED GIRL 3H	3.133	2.506	3.694	1.818	3.967	1.953	South
42	BROWN-EYED GIRL 4H	3.133	2.506	3.099	1.525	3.373	1.660	South
43	GRACIE UNIT 4H	3.031	2.425	4.371	2.277	4.592	2.392	South
44	RALPH WIGGUM 13H	3.047	2.437	2.415	1.932	2.682	2.145	South
45	JAMES B MOONEY 1H	3.670	2.936	5.390	4.312	5.549	4.439	South
46	KAMELL 3H	3.594	2.875	5.940	4.752	6.053	4.843	South
47	KAMELL 1H	3.594	2.875	6.466	5.173	6.548	5.238	South
48	DONALD TALLMAN 1H	2.619	2.095	3.096	2.477	3.364	2.691	South
49	DUGGER-HEWLETT NORTH 6H	3.047	2.437	2.785	2.228	3.054	2.443	South
50	ADAMS-STINSON UNIT 12H	2.619	2.095	2.415	1.932	2.681	2.145	South
51	DUGGER-HEWLETT NORTH 7H	3.039	2.431	2.074	1.659	2.340	1.872	South
52	DUGGER-HEWLETT SOUTH 9H	3.033	2.427	3.623	2.899	3.875	3.100	South

Mr. Chris White
August 13, 2009

TABLE 2 – DECEMBER 31, 2008 BARNETT SHALE PUD RESERVES
	North/South	LEASE	8/8ths Bcfe	KWK Net Bcfe
1	North	820 MARTIN EAST UNIT 2H	2.143	1.253
2	North	820 MARTIN EAST UNIT 3H	2.143	1.253
3	North	820 MARTIN EAST UNIT 4H	2.143	1.253
4	North	820 MARTIN EAST UNIT 5H	2.512	1.469
5	North	820 MARTIN EAST UNIT 6H	2.346	1.372
6	North	ALLIANCE D-12H	5.507	5.507
7	North	ALLIANCE D-7H	4.244	4.244
8	North	ALLIANCE D-8H	3.383	3.383
9	North	ALLIANCE G-4H	4.687	4.305
10	North	ALLIANCE G-5H	5.146	4.727
11	North	ALLIANCE H-5H	2.970	2.803
12	North	ALLIANCE H-8H	2.694	2.694
13	North	ALLIANCE H-9H	3.301	3.301
14	North	ALLIANCE K UNIT 3H	5.895	5.895
15	North	ALLIANCE K UNIT 4H	4.417	4.417
16	North	ALLIANCE K UNIT 5H	3.269	3.269
17	North	ALLIANCE-AIRPORT-18H	2.613	1.551
18	North	ALLIANCE-AIRPORT-26H	1.464	1.299
19	North	ALLIANCE-AIRPORT-27H	1.579	1.401
20	North	ALLIANCE-AIRPORT-29H	4.221	3.746
21	North	ALLIANCE-CARTWRIGHT NORTH UNIT-5H	1.291	1.097
22	North	ALLIANCE-CARTWRIGHT UNIT-10H	2.242	1.932
23	North	ALLIANCE-CARTWRIGHT UNIT-9H	2.133	1.838
24	North	ALLIANCE-COMMERCE A-4H	1.819	1.592
25	North	ALLIANCE-COMMERCE A-5H	1.061	0.928
26	North	ALLIANCE-COMMERCE A-6H	2.208	1.932
27	North	ALLIANCE-COMMERCE A-7H	2.494	2.183
28	North	ALLIANCE-COMMERCE A-8H	1.978	1.731
29	North	ALLIANCE-CROSSING UNIT-7H	3.357	2.944
30	North	ALLIANCE-CROSSING UNIT-8H	2.323	2.037
31	North	ALLIANCE-CROSSING-10H	1.431	1.431
32	North	ALLIANCE-CROSSING-7H	0.914	0.914
33	North	ALLIANCE-GATEWAY UNIT-5H	2.499	2.334
34	North	ALLIANCE-GATEWAY UNIT-6H	2.788	2.605
35	North	ALLIANCE-GATEWAY-7H	2.499	2.499
36	North	ALLIANCE-GATEWAY-8H	2.462	2.462
37	North	ALLIANCE-GRAPHICS UNIT-6H	3.297	2.873
38	North	ALLIANCE-GRAPHICS UNIT-7H	1.945	1.694
39	North	ALLIANCE-GWS UNIT-6H	1.373	1.373
40	North	ALLIANCE-HUGG UNIT-10H	2.725	2.392
41	North	ALLIANCE-HUGG UNIT-6H	2.266	1.989
42	North	ALLIANCE-HUGG UNIT-7H	2.955	2.594
43	North	ALLIANCE-HUGG UNIT-8H	3.529	3.098
44	North	ALLIANCE-HUGG UNIT-9H	3.127	2.745
45	North	ALLIANCE-KS AIRPORT UNIT-1H	3.187	2.829
46	North	ALLIANCE-SARATOGA A-10H	2.019	1.766
47	North	ALLIANCE-SARATOGA A-11H	2.137	1.870

Mr. Chris White
August 13, 2009

TABLE 2 – DECEMBER 31, 2008 BARNETT SHALE PUD RESERVES
	North/South	LEASE	8/8ths Bcfe	KWK Net Bcfe
48	North	ALLIANCE-SARATOGA A-12H	1.955	1.711
49	North	ALLIANCE-SARATOGA A-9H	2.100	1.838
50	North	ALLIANCE-SARATOGA B-4H	1.555	1.360
51	North	ALLIANCE-SARATOGA B-5H	2.282	1.990
52	North	ALLIANCE-SPEEDWAY-26H	2.593	2.107
53	North	ALLIANCE-TCN-5H	2.063	2.063
54	North	ALLIANCE-TCN-6H	2.809	2.809
55	North	ALLIANCE-TCN-7H	2.981	2.981
56	North	ALLIANCE-TCN-8H	2.981	2.871
57	North	ALLIANCE-TCS-5H	2.668	2.334
58	North	ALLIANCE-TCS-6H	1.346	1.178
59	North	ALLIANCE-TCS-7H	3.356	2.936
60	North	ALLIANCE-TCS-8H	2.035	1.781
61	North	ALLIANCE-TECH CENTER-10H	1.116	0.733
62	North	ALLIANCE-TECH CENTER-8H	2.265	1.486
63	North	ALLIANCE-TECH CENTER-9H	1.403	0.921
64	South	BARKER COFFMAN 8H	2.112	1.689
65	South	BARKER COFFMAN 9H	2.372	1.898
66	South	BLANCHE WARD 2H	1.934	1.547
67	North	BUCHANAN 14H	2.120	1.505
68	North	CITY OF ARLINGTON 10H	4.363	2.366
69	North	CITY OF ARLINGTON 11H	4.363	2.366
70	North	CITY OF ARLINGTON 1H	3.780	2.050
71	North	CITY OF ARLINGTON 6H	4.363	2.366
72	North	CITY OF ARLINGTON 7H	4.363	2.366
73	North	CITY OF ARLINGTON 8H	4.363	2.366
74	North	CITY OF ARLINGTON 9H	4.363	2.366
75	South	DUDLEY FARMS UNIT 3H	2.070	1.656
76	North	EXELON NORTH 14H	3.081	1.692
77	South	HILL #15	2.282	1.826
78	South	HILL #165	1.713	1.371
79	South	HILL #188-I	2.056	1.645
80	South	HILL #2	3.341	2.673
81	South	HILL #216-I	3.015	2.412
82	South	HILL #217-I	3.015	2.412
83	South	HILL #221-I	3.340	2.672
84	South	HILL #227-I	2.094	1.675
85	South	HILL #259-I	1.854	1.483
86	South	HILL #32	3.341	2.673
87	South	HILL #34	3.341	2.673
88	South	HILL #59	2.057	1.646
89	South	HILL #64	1.797	1.438
90	South	HOOD #120	3.655	2.924
91	South	HOOD #137	5.250	4.200
92	South	HOOD #29	4.894	3.915
93	South	HOOD #380	6.792	5.660
94	South	HOOD #381	6.687	5.573

Mr. Chris White
August 13, 2009

TABLE 2 – DECEMBER 31, 2008 BARNETT SHALE PUD RESERVES
	North/South	LEASE	8/8ths Bcfe	KWK Net Bcfe
95	South	HOOD #382	5.555	4.630
96	South	HOOD #383	4.527	3.772
97	South	HOOD #384	5.557	4.631
98	South	HOOD #385	6.031	5.026
99	South	HOOD #386	6.589	5.491
100	South	HOOD #387	6.335	5.279
101	South	HOOD #388	5.161	4.300
102	South	HOOD #389	5.636	4.697
103	South	HOOD #390	8.393	6.994
104	South	HOOD #391	7.369	6.141
105	South	HOOD #392	6.269	5.225
106	South	HOOD #393	5.320	4.433
107	South	HOOD #396	6.504	5.420
108	South	HOOD 244	4.927	3.941
109	South	HOOD 355	2.399	1.919
110	South	HOT LIPS 5H	2.918	2.359
111	South	KEN TEICH 1H	4.037	0.070
112	North	LAWHON SOUTH UNIT 1H	1.708	0.817
113	North	LAWHON SOUTH UNIT 7H	3.284	1.570
114	South	LOWELL WILLIAMS 2H	1.957	1.223
115	South	NE GRANBURY 135	2.704	2.163
116	South	NORRIS 4H	1.606	1.285
117	North	OLCOTT NORTH A 5H	5.940	3.325
118	North	OLCOTT SOUTH 10H	6.715	3.777
119	North	OLCOTT SOUTH 11H	4.889	2.750
120	North	OLCOTT SOUTH 9H	6.627	3.728
121	South	PECAN 142	7.190	5.752
122	South	PECAN 143	6.479	5.184
123	South	PECAN 144	6.480	5.184
124	South	PECAN 145	7.570	6.056
125	South	PECAN PLANTATION #130	2.224	1.779
126	South	PECAN PLANTATION #131	2.224	1.779
127	South	PECAN PLANTATION 124	2.225	1.780
128	South	SHANNON PARKER TRUST 3H	3.146	2.480
129	South	SIDESHOW BOB 8H	1.738	1.390
130	South	SIDESHOW BOB 9H	1.854	1.483
131	South	SILVER BULLET 3H	2.620	1.986
132	South	SILVER BULLET 4H	2.620	1.986
133	South	SMRVLL #221-I	2.224	1.779
134	South	SMRVLL #231-I	2.224	1.779
135	South	SOMERVELL #113	5.298	4.238
136	South	SOMERVELL #129	2.224	1.780
137	South	SOMERVELL #71	2.725	2.180
138	South	SOMERVELL #87	2.223	1.779
139	South	SOMERVELL 461	2.224	1.779
140	South	SOMERVELL 528	5.081	4.065
141	South	SOMERVELL 530	2.689	2.151

Mr. Chris White
August 13, 2009

TABLE 2 – DECEMBER 31, 2008 BARNETT SHALE PUD RESERVES
	North/South	LEASE	8/8ths Bcfe	KWK Net Bcfe
142	South	SOMERVELL 536	2.224	1.779
143	South	SOMERVELL 683	5.360	4.288
144	South	SOMERVELL 684	5.485	4.388
145	South	UNIMIN 1H	3.192	2.554
146	South	UNIMIN 2H	3.044	2.435

2.
We have reviewed your response to prior comment seven.  It appears that footnote three is an inadequate explanation for the change of reserves due to extensions and discoveries.  Most investors realize that extensions are additions attributable to additional drilling activity subsequent to discovery.  Please expand the proposed disclosure to include additional details such as the field and reservoir where the additional reserves are located and the nature of the additions such as percent proved developed and percent proved undeveloped.

Response: We propose to further revise footnote 3 in future filings to add commentary regarding the extensions and discoveries component of our rollforward of proved reserves as follows:

Mr. Chris White
August 13, 2009

	Natural Gas (MMcf)			NGL (MBbl)			Crude Oil (MBbl)
	United States	Canada	Total	United States	Canada	Total	United States	Canada	Total

December 31, 2005	716,043	304,910	1,020,953	9,623	—	9,623	5,915	—	5,915
Revisions(4)	(80,484)	(32,938)	(113,422)	4,593	7	4,600	667	—	667
Extensions and discoveries(3)	332,811	55,006	387,817	34,510	14	34,524	320	—	320
Sales in place	—	(405)	(405)	—	—	—	—	—	—
Production	(35,028)	(18,238)	(53,266)	(741)	(5)	(746)	(587)	—	(587)

December 31, 2006(1)	933,342	308,335	1,241,677	47,985	16	48,001	6,315	—	6,315
Revisions(4)	(30,494)	17,761	(12,733)	1,112	(1)	1,111	633	—	633
Extensions and discoveries(3)	302,098	24,463	326,561	46,571	—	46,571	658	—	658
Sales in place(2)	(503,651)	(1,446)	(505,097)	(3,147)	—	(3,147)	(3,947)	—	(3,947)
Production	(38,887)	(20,732)	(59,619)	(2,466)	(5)	(2,471)	(584)	—	(584)

December 31, 2007(1)	662,408	328,381	990,789	90,055	10	90,065	3,075	—	3,075
Revisions(4)	(171,009)	4,923	(166,086)	(25.596)	—	(25,596)	(106)	—	(106)
Extensions and discoveries(3)	560,205	22,363	582,568	31,662	—	31,662	428	—	428
Purchases in place(5)	299,952	—	299,952	—	—	—	—	—	—
Sales in place	—	(27)	(27)	—	—	—	—	—	—
Production	(45,059)	(23,069)	(68,128)	(4,194)	(2)	(4,196)	(483)	—	(483)

December 31, 2008(1)	1,306,497	332,571	1,639,068	91,927	8	91,935	2,914	—	2,914

Proved developed reserves

December 31, 2006	626,582	217,759	844,341	18,771	16	18,787	5,236	—	5,236

December 31, 2007	379,917	260,029	639,946	50,738	10	50,748	2,763	—	2,763

December 31, 2008	756,191	278,668	1,034,859	56,181	8	56,189	2,509	—	2,509

(1)
Although the Company did not acquire its initial 32% limited partnership interest in BBEP until 2007, had the Company owned 32% of BBEP at December 31, 2006, proportionate ownership of BBEP would have included 1,341 MMcf of natural gas and 9,613 MBbl of crude oil, all within the United States but none of which is included in the above table. At December 31, 2007, the Company's 32% ownership of BBEP represented additional proved oil and natural gas reserves of 160,880 MMcf of natural gas, and 18,505 MBbl of crude oil, all within the United States but none of which is included in the above table. At December 31, 2008, the Company's 41% ownership of BBEP represented proved oil and gas reserves of 189,176 MMcf of natural gas and 10,509 MBbl of crude oil, all within the United States but none of which is included in the above table.

(2)	Sales of reserves in place during 2007 relate principally to the BreitBurn Transaction, which is more fully described in Note 5.

(3)
Extensions and discoveries for each period presented represent extensions to reserves attributable to additional drilling activity subsequent to discovery.  Extensions and discoveries for 2008 are 100% attributable to the Barnett Shale (of which 49% were proved developed).  U.S. extensions and discoveries for 2007 are 96% attributable to the Barnett Shale (of which 49% were proved developed) and 4% attributable to the Northeast Operations (which were all derecognized pursuant to the BreitBurn Transaction).   U.S. extensions and discoveries for 2006 are 98% attributable to the Barnett Shale (of which 29% were proved developed) and 2% attributable to the Northeast Operations (of which 87% were proved developed).  All Canadian extensions and discoveries for all periods are attributable to the CBM and shallow gas projects in Alberta.

(4)
Revisions for each period presented reflect upward (downward) changes in previous estimates attributable to new information gained from development drilling activity and production history. Revisions include (166,198) MMcfe, 53,315 MMcfe and (55,704) MMcfe for such matters in 2008, 2007 and 2006, respectively. Revisions also include changes in previous estimates attributable to changes in sales prices. Revisions include (154,100) MMcfe, (55,584) MMcfe and (26,116) MMcfe for such sales price changes in 2008, 2007 and 2006, respectively.

(5)	Represents reserves acquired in the Alliance Acquisition, which is more fully described in Note 3.

Mr. Chris White
August 13, 2009

3.
We have reviewed your response to prior comment eight.  Please confirm that the forecasted amount of production for 2008 in your 2007 reserve report that you cite is from your total proved case and not just the proved developed producing case and that this forecast includes all the proved undeveloped reserves estimated to be drilled in 2008.

Response:  We confirm that the previously provided amounts captioned “2008 Estimated Production from 2007 Reserve Reports” represent aggregated expected production from all sources classified as proved at December 31, 2007, including proved developed reserves and proved undeveloped reserves that at that time were expected to be drilled during 2008.

If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours, /s/ Philip Cook Philip Cook Senior Vice President - Chief Financial Officer